EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2001	2002	2003	2004	2005	9/30/2006	9/30/2006
EARNINGS
Income Before Income Taxes	$294,860	$292,176	$246,809	$207,929	$199,259	$271,785	$250,684
Fixed Charges (as below)	75,410	59,847	58,771	61,742	63,665	74,742	55,967
Total Earnings	$370,270	$352,023	$305,580	$269,671	$262,924	$346,527	$306,651

FIXED CHARGES
Interest Expense	$68,015	$53,869	$50,948	$54,246	$59,539	$67,697	$50,247
Credit for Allowance for Borrowed Funds Used During Construction	2,595	2,478	5,123	4,996	1,526	4,445	3,770
Estimated Interest Element in Lease Rentals	4,800	3,500	2,700	2,500	2,600	2,600	1,950
Total Fixed Charges	$75,410	$59,847	$58,771	$61,742	$63,665	$74,742	$55,967

Ratio of Earnings to Fixed Charges	4.91	5.88	5.19	4.36	4.12	4.63	5.47